Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FAZE CLAN ANNOUNCES ITS ANTICIPATED PUBLIC COMPANY BOARD OF DIRECTORS

Broadly-experienced Board to Oversee FaZe Clan’s Anticipated Growth Across Entertainment, Media and Web3

LOS ANGELES, Calif. – March 22, 2022 – FaZe Clan, Inc. (“FaZe Clan”) the lifestyle and media platform rooted in gaming and youth culture, today announced its anticipated Board of Directors to take effect upon consummation of FaZe Clan’s planned merger with B.Riley Principal 150 Merger Corp. (NASDAQ: BRPM) (“BRPM”), a publicly listed special purpose acquisition company. The merger is expected to close in the first half of 2022.

“We have assembled a best-in-class Board of Directors who bring broad and deep understanding of Gen Z and the rapidly changing digital media and entertainment landscape,” said Lee Trink, CEO of FaZe Clan. “I am excited to work with this fantastic group and benefit from their insights and guidance as we enter the public market and execute our multi-platform monetization strategy to create long-term shareholder value.”

FaZe Clan’s post-merger Board of Directors is expected to be comprised of:

●	Lee Trink, Chief Executive Officer and Co-Founder, FaZe Clan and Chairman of the Board
●	Angela Dalton, Founder and Chief Executive Officer of Signum Growth Capital
●	Calvin “Snoop Dogg” Cordozar Broadus Jr., American rapper, singer, songwriter, actor, record producer, DJ, media personality and business entrepreneur
●	Daniel Shribman, Chief Investment Officer of B. Riley Financial
●	Mickie Rosen, Director of several US and Australian companies and Principal of Mickie Rosen Consulting
●	Nick Lewin, General Partner of Crown Predator Holdings

●	Paul Hamilton, Co-Owner and Chief Executive Officer of Atlanta Esports Ventures, President and Chief Executive Officer of The Greenspun Corporation and Principal of Province Inc.
●	Ross Levinsohn, Chairman and Chief Executive Officer of The Arena Group (formerly theMaven,Inc.)
●	Stephanie McMahon, Chief Brand Officer, World Wrestling Entertainment
●	Zach Katz, Founder and Chief Executive Officer of Carte Blanche

Additional Information on Board Members

Lee Trink

Mr. Trink has served as Chief Executive Officer of FaZe since September 2018 and on its board of directors since August 2018. Prior to joining FaZe, Mr. Trink served as General Manager for artist-first label Lava Records from 2001 to 2005, and General Manager and COO of Virgin Records from 2005 to 2007, President of EMI Capitol Music Group, comprised of Capitol Records, Virgin Records, Blue Note Records and Astralwerks Records, from 2007 to 2008. He has worked with renowned artists such as Katy Perry, 30 Seconds to Mars, The Rolling Stones, Coldplay and Lenny Kravitz. Following his tenure at EMI, Mr. Trink was Principal Partner from 2009 to 2010 at entertainment company Prospect Park, then started his own artist management and marketing business, Dare Mighty Entertainment, where he worked with brands such as General Motors, Harley-Davidson and Jim Beam, and artists from Kid Rock to the historic Preservation Hall Jazz Band, from 2010 to 2018. Mr. Trink earned a J.D. from Brooklyn Law School and a B.A. from S.U.N.Y. Albany.

Angela Dalton

Ms. Dalton has over 20 years of experience in public capital markets, and has served as Founder and Chief Executive Officer of Signum Growth Capital (“SGC”), since 2018. SGC is a broker-dealer providing M&A advisory services, private placements, and public market advisory for disruptive companies at the intersection of video gaming, mass market culture, and NFTs in a new internet - Web 3.0. Prior to SGC, she served as Managing Director and Sector Head of Technology, Media, and Telecom of Guggenheim Securities from 2015 to 2018. Prior to Guggenheim, Angela was an initial investor and Co-Founder of Evercore Partners’ Equities business from 2010 to 2015, leading its Technology, Media, and Telecom practice. She also served as Managing Partner of Technology at Signum Global Advisors, an independent advisory firm operating at the intersection of policy and global markets from 2018 to 2019. Ms. Dalton earned an M.B.A. from the University of Chicago and a B.A. and B.S. from the University of Kansas.

Calvin “Snoop Dogg” Cordozar Broadus Jr.

Snoop Dogg is an American rapper, singer, songwriter, actor, record producer, DJ, media personality and business entrepreneur. He recently joined Def Jam Records as executive creative and strategic consultant. In addition to his work as an artist, Snoop Dogg lends his talents as a media personality with appearances on radio, TV and film. He has also produced several films and TV projects. Establishing himself as a businessman, Snoop Dogg has made several investments and endorsements spanning the lifestyle, food/beverage and cannabis industries. In 2020, Snoop Dogg established a multi-year partnership with 19 Crimes to release a line of wines inspired by the convicts-turned-colonists who built Australia. Also in 2020, Snoop Dogg launched his own spirits brand with a strawberry-infused gin called Indoggo. Additionally, Snoop Dogg founded the Snoop Youth Football League in 2005 with the idea of creating something to help L.A. kids get off the streets and providing them with an outlet. To date, more than 25 kids who participated in the League have gone on to play in the NFL.

Daniel Shribman

Mr. Shribman is Chief Investment Officer of B. Riley Financial where he oversees the asset base alongside Co-Chief Executive Officer Bryant Riley. Mr. Shribman has worked in close collaboration with management teams and boards to maximize shareholder value in the form of operational turnarounds, capital market financing and communication, and capital deployment initiatives. Mr. Shribman has served as a member of the board of directors of clean energy storage pioneer Eos Energy Enterprises Inc., and as chair of its audit committee, since 2020; of premium industrial and construction equipment and services provider Alta Equipment Group Inc. since 2020; of tech-powered media company The Arena Group (formerly TheMaven, Inc.) since 2021; of one-stop financial services group NextPoint Financial Inc. since 2021; and of blank-check company AltEnergy Acquisition Corp. Mr. Shribman has served as the CEO and CFO of both B. Riley Principal 150 and 250 Merger Corps. since February 2021 and May 2021, respectively. Prior to joining B. Riley, Mr. Shribman was a Portfolio Manager at a special situation asset manager. During his tenure, he led investments in dozens of public and private opportunities across the general industrials, transportation, automotive, aerospace, gaming, hospitality and real estate industries. Previously, he worked at a private equity firm and in the restructuring advisory group at Lazard Freres. Mr. Shribman holds an A.B. in Economics and History from Dartmouth College.

Mickie Rosen

Ms. Rosen has over thirty years of operating, strategy, and board experience at the intersection of media, technology and e-commerce for iconic companies, including Yahoo, Fox and Disney, and early- to growth-stage companies, such as Fabletics, Pandora, Hulu and Fandango. Ms. Rosen has served on the boards of directors of Australian bank, the Bank of Queensland, since March 2021; of Ascendant Digital Acquisition Corp. (I & III), a pair of SPACs focused on interactive entertainment and the attention economy, since 2020; of leading direct-to-consumer, membership-based apparel and footwear e-commerce companies TechStyle Fashion Group and its spin out, Fabletics, since 2019; of leading Australian media and digital company Fairfax Media from 2017 until its acquisition by Nine Entertainment Company in 2018; of Nine Entertainment Company since 2018; and of Pandora Media from 2015 until 2019. Ms. Rosen was President of the digital arm of Tribune Publishing, Tribune Interactive, from 2017 to 2019; President of The Los Angeles Times from 2017 until its acquisition in 2018; Senior Advisor to Boston Consulting Group from 2016 to 2017; and, Senior Vice President of Global Media & Commerce at Yahoo! from 2011 to 2013.  Prior, she has held several executive positions with Fox Interactive Media, Fandango, and The Walt Disney Company and was a consultant with McKinsey & Company. Ms. Rosen earned an M.B.A. from Harvard Business School and a B.A. from U.C. San Diego.

Nick Lewin

Mr. Lewin has served as Chairman of the Board of global, high-tech medical device and aesthetics company Establishment Labs since 2015; as General Partner of venture capital and private equity group Crown Predator Holdings since 2008, of which he was Managing Partner from 2000 to 2008; and on the board of directors of Halo Maritime Defense Systems, a privately held provider of maritime security products and solutions, since 2007. Mr. Lewin earned a B.A. from Johns Hopkins University.

Paul Hamilton

Mr. Hamilton has spent much of his career growing companies by developing comprehensive strategies that have led to financial profitability and providing restructuring and turnaround advisory services, including C-level interim management, for distressed companies in the gaming, hospitality, media and real estate industries. Additionally, Mr. Hamilton has participated in and led several portfolio workouts, capital-raising efforts and distressed asset acquisitions and liquidations, and has extensive experience in reorganization advisory services involving pre-bankruptcy strategic alternatives and planning, financial forecasting and analysis, business plan development, creditor and leaseholder communications and negotiations, cost reduction initiatives, identifying and stabilizing core operations and the analysis of asset sales, divestitures or shutdowns. Mr. Hamilton has served as Co-Owner and CEO of Atlanta Esports Ventures, which owns and operates two leading esports teams, the Atlanta FaZe in the Call of Duty League and the Atlanta Reign in the Overwatch League, since 2018; as President and CEO of The Greenspun Corporation, a conglomerate with significant investment positions in print and electronic media publications, travel and tourism, real estate and gaming, since 2011. Mr. Hamilton also co-founded and has served as Principal of financial advisory firm Province, Inc., since 2007. Mr. Hamilton earned an M.B.A. from the Graziadio School of Business at Pepperdine University.

Ross Levinsohn

Mr. Levinsohn has been Chairman and CEO since 2019 of tech-powered media company The Arena Group (formerly theMaven, Inc.), which operates Sports Illustrated media, owns TheStreet and The Spun and provides a platform to more than 200 independent publishers.  Previously, Mr. Levinsohn served on the board of directors of multimedia conglomerate Tribune Media from 2013 to 2019, and on the board of print and digital marketing company Thryv from 2016 to 2019. From 2017 until 2019 he served in two capacities for Tribune Publishing – first as CEO of the Los Angeles Times, and after the paper was sold, as CEO of Tribune Interactive, the publisher of more than 100 titles including the Chicago Tribune and New York Daily News.  Mr. Levinsohn is Co-Founder of media, e-commerce and consumer technology advisory firm Whisper Advisors, of which he was Managing Director from 2014 to 2017.  From 2013 to 2014, Mr. Levinsohn was CEO of Guggenheim Digital Media, which operated Prometheus Global Media assets including iconic brands Billboard, Adweek and The Hollywood Reporter and managed The Film Expo Group and CLIO Awards. Mr. Levinsohn also served as interim CEO and Head of Global Media at Yahoo! from 2010 to 2012, Managing Director at Fuse Capital from 2008 to 2010 and held a variety of roles, including President of Fox Interactive Media, at News Corporation/Fox Media from 2000 to 2006.

Stephanie McMahon

Ms. McMahon has served on the boards of directors of World Wrestling Entertainment, Inc. (the “WWE”) since 2015; of the Children’s Hospital of Pittsburgh Foundation since 2015; and of the Metropolitan Washington-Baltimore chapter of The United Service Organizations Inc. since 2011. Ms. McMahon has also served since 2013 as Chief Brand Officer of WWE, where she is responsible for ensuring WWE’s global brand strength and growth across all lines of business, overseeing its Brand, Marketing, Creative Services, Community Relations and Pop Culture strategies, as well as its Global Sales and Partnerships Division. Prior to her role as CBO, Ms. McMahon was Executive Vice President of Creative for WWE, and was the first woman to lead WWE’s Creative Writing, Digital Media, Talent Relations, Talent Brand Management and Live Events businesses. Ms. McMahon is also a Henry Crown Fellow within the Aspen Global Leadership Network at the Aspen Institute and an Eisenhower Fellow. Ms. McMahon earned a B.S. from Boston University and in 2013 was named a Distinguished Alumna of its College of Communication.

Zach Katz

Mr. Katz began his career as a music attorney with the Law Offices of Katz & Katz in Los Angeles from 1996 to 2001. From 2001 through 2005 Mr. Katz moved into music management, representing prominent artists, producers and songwriters. From 2006 through 2012 he co-founded and served as CEO of record label and music publishing company Beluga Heights in partnership with Sony Music and, later, Warner Brothers Records. Mr. Katz has since served as Executive Vice President, Chief Creative Officer, and then President of Records, Publishing and Operations of artist-centric, global music company BMG from 2012 to 2018. From 2019 through 2021, Mr Katz co-founded and served as CEO of music-tech investment fund Raised In Space Enterprises, which focuses on raising the value of music via investments in forward-thinking founders and technology. In 2022, he founded Carte Blanche, a music talent, content and technology company powered by transformative technology. Mr. Katz earned a J.D. from Loyola School of Law in Los Angeles and a B.A. from The University of Southern California.

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 350 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat” and Offset aka “FaZe Offset.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, https://www.instagram.com/fazeclan/?hl=en, YouTube, TikTok, and Twitch.

About BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For FaZe Clan

Investors: Ellipsis, ir@fazeclan.com

Media: Chelsey Northern, chelsey.northern@fazeclan.com | Chloe Snyder, chloe.snyder@fazeclan.com | Shea Smales, shea.smales@fazeclan.com

For BRPM

Investors: Dan Shribman, dshribman@brileyfin.com

Media: Scott Cianciulli, press@brileyfin.com